Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	Years Ended December 31,
	2015	2014	2013*	2012**	2011**
For the Group (IFRS)	4.76	10.91	19.57	24.35	27.55

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
**	Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2015, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2015
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,652
Current financial debt	7,836
Current portion of financial instruments for interest rate swaps liabilities	128
Other current financial instruments — liabilities	44
Financial liabilities directly associated with assets held for sale	161

Total current financial debt	12,821

Non-current financial debt	44,464
Non-controlling interests	2,915
Shareholders’ equity
Common shares	7,670
Paid-in surplus and retained earnings	101,528
Currency translation adjustment	(12,119)
Treasury shares	(4,585)

Total shareholders’ equity — Group share	92,494

Total capitalization and non-current indebtedness	139,873

As of December 31, 2015, TOTAL had an authorized share capital of 3,467,448,093 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,440,057,883 ordinary shares (including 113,967,758 treasury shares from shareholders’ equity).

As of December 31, 2015, approximately $655 million of TOTAL’s non-current financial debt was secured and approximately $43,809 million was unsecured, and all of TOTAL’s current financial debt of $7,836 million was unsecured. As of December 31, 2015, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 26, 2015, as amended on March 27, 2015.

On February 10, 2016, the Board of Directors of TOTAL S.A. decided to propose at the May 24, 2016 Annual Shareholders’ Meeting a final dividend of €0.61 per share for the fourth quarter of 2015, representing approximately €1.5 billion (approximately $1.7 billion using the €/$ exchange rate on February 5, 2016 of €1 = $1.1131 as released by the Board of Governors of the Federal Reserve System on February 8, 2016), to be paid on July 1, 2016.(1)

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2015.

(1)	The ex-dividend date for the remainder of the 2015 dividend would be June 6, 2016; for the ADR (NYSE: TOT), the ex-dividend date would be June 1, 2016.

2